[LETTERHEAD OF SMITH, GAMBRELL & RUSSELL, LLP]

                                                                                                                                November 19, 2007

David L. Orlic

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Re:	Ebix, Inc. — Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-144538) and Form 10-K/A for fiscal year ended December 31, 2006

Dear Mr. Orlic:

                                                On behalf of our client, Ebix, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the staff of the Division of Corporation Finance (the “Staff”) by letter dated November 9, 2007.  Each of the numbered comments from the Staff are incorporated into this response letter, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Outside Front Cover Page of Prospectus

1.                                      We note that you have revised the front cover page of your prospectus to reflect the offer and sale of 500,000 shares of common stock, instead of 400,000 shares represented in the initial filing.  Please amend your registration statement to update your fee table accordingly.

The Company has updated the fee table accordingly and paid the additional fee.

2.                                      We also note that the selling shareholder table now lists 500,000 shares instead of 400,000 shares, although the marked copy of your amendment as filed with us does not appear to reflect any changes to that table.  In future filings, please ensure that the marked copy of any amendment that you file indicates clearly and precisely the changes effected by the amendment.  See Rule 472(a) of Regulation C.

The Company has provided with this filing, and will provide with future filings, a hand-delivered marked copy of the amendment that clearly and precisely indicates the changes effected by the amendment.

Where You Can Find More Information, page 15

3.                                      Please continue to update this section to incorporate by reference each subsequent report that you have actually filed pursuant to Section 13(a) of the Exchange Act.  We note in particular your subsequently filed Form 8-K filed on November 7, 2007.  Also, please incorporate by reference your definitive proxy statement on Schedule 14A, filed on October 25, 2007.  See Item 12(a)(2) of Form S-3.

The Company has updated this section of the registration statement to incorporate by reference all subsequent reports actually filed by the Company pursuant to Section 13(a) of the Exchange Act and the Company’s definitive proxy statement on Schedule 14A, filed on October 25, 2007.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 9A.  Controls and Procedures, page 1

4.                                      You have revised this section of your Form 10-K to state that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective only to ensure that “information required to be disclosed by the Company in the reports that its files or submits under the Exchange Act is accumulated and communicated to the Company’s management….”  Please confirm to us that these officers concluded that your disclosure controls and procedures were effective to accomplish all the results described in Rule 13a-15(e), as of the end of your last fiscal year.  Please also confirm to us that, in future filings, you will either disclose the conclusions of these officers regarding the effectiveness of your disclosure controls and procedures, as defined in Rule 13a-15(e), or that your disclosure of the effectiveness determination will recite all of the results set forth in the definition of “disclosure controls and procedures” appearing in Rule 13a-15(e).

The Company hereby confirms that the chief executive officer and chief financial officer also concluded that, as of the end of the Company’s last fiscal year, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  The Company also hereby confirms that, in future filings, the Company’s disclosure of the effectiveness determination will recite all of the results set forth in the definition of “disclosure controls and procedures” appearing in Rule 13a-15(e)

If any member of the Staff has any questions, please do not hesitate to contact the undersigned at (404) 815-3747 or Terry F. Schwartz at (404) 815 -3731.

Very truly yours,
/s/ Toni H. Burgess
Toni H. Burgess